Exhibit 99.1

Brenmiller Energy Ltd. Announces Two Weeks Delay of Voluntary Delisting of Its Securities from the Tel Aviv Stock Exchange in order to Allow Holders of Series 3 Tradable Warrants to Exercise Their Warrants to Shares to be Traded on Nasdaq

The Israeli court approved Brenmiller Energy Ltd.’s request to approve convening a Series 3 tradable warrant holders meeting, to reduce the exercise price of the warrants from NIS 70 per share to NIS 3.30 per share 1, and to shorten the warrants exercise period to be aligned with the new delisting date.

Rosh Ha’ayin, Israel, June 19, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (“TES”), today announced that the Israeli District Court in the Central District approved the Company’s request to convene a series 3 tradable warrants (the “Warrants”) holders meeting (the “Warrant Holders Meeting” or “Meeting”, respectively), to approve reduction in the exercise price of the Warrants from NIS 70 per one ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) to NIS 3.30 per share 2 and to shorten the exercise period of the Warrants to July 6, 2023 instead of November 15, 2024 (the “Proposed Arrangement”). In accordance with the Proposed Arrangement, the Warrant Holders Meeting will take place within 7 days from the date of filing the notice of the Meeting.

In order to allow the Warrants holders to realize the Proposed Arrangement, on June 18, 2023, the Company’s Board of Directors approved postponing the date of the voluntary delisting of the Company’s securities from the Tel Aviv Stock Exchange (“TASE”), so that the Company’s securities will be delisted from trading on the TASE on July 10, 2023 (instead of June 26, 2023), and the last trading day on the TASE will be July 6, 2023 (instead of June 22, 2023) ( “The Last Trading Day in TASE”).

To the extent that the Warrant Holders Meeting will approve the Proposed Arrangement, the Company’s Ordinary Shares resulting from the exercise of the Warrants will be traded on the Nasdaq Capital Market after the Company’s securities will be delisted from trading on the TASE, together with the rest of the Company’s Ordinary Shares under the trading symbol “BNRG.”

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its voluntary delisting from the TASE, including The Last Trading Day on the TASE, the delisting date from the TASE and an approval of the proposed arrangement by Warrants Holders. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

[1]	The exercise price of one warrant to 0.5 Ordinary Share will be NIS 1.65 (instead of NIS 35).
[2]	See footnote 1 above.